Exhibit 99.24

EXECUTION VERSION

TRANSITION SERVICES AGREEMENT

This Transition Services Agreement (this “Agreement”) is made and entered into effective as of the 21st day of April 2015 (the “Effective Date”), by and among Covis Pharma S.à.r.l., Zug Branch, a limited liability company organized under the Laws of Luxembourg (“Covis Pharma”), Covis Injectables S.à.r.l., Zug Branch, a limited liability company organized under the Laws of Luxembourg (“Covis Injectables”, and collectively with Covis Pharma, “Sellers”), Covis Pharmaceuticals, Inc., a Delaware corporation (“CPI”) and Concordia Pharmaceuticals Inc., an international business company organized under the Laws of Barbados (“Purchaser”).

W I T N E S S E T H:

WHEREAS, pursuant to that certain Asset Purchase Agreement, dated as of the 9th day of March 2015, among Sellers, Purchaser, Concordia Healthcare Corp., a corporation organized under the Laws of the province of Ontario (“Purchaser Parent”) (solely with respect to Section 6.10, Section 10.18 and the applicable provisions of Article X thereof), and Covis Pharma Holdings S.à.r.l., a limited liability company organized under the Laws of Luxembourg (“Seller Parent”) (solely with respect to Section 10.19 and the applicable provisions of Article X thereof) (as amended, modified or supplemented from time to time in accordance with its terms, the “Purchase Agreement”), Sellers have agreed to sell, convey, assign, transfer and deliver to Purchaser, and Purchaser has agreed to purchase, acquire and accept from Sellers, for the consideration and upon the terms and subject to the conditions set forth in the Purchase Agreement, all of Sellers’ right, title and interest in, to and under the Purchased Assets (as defined in the Purchase Agreement), and Purchaser has agreed to assume, satisfy and discharge when due the Assumed Liabilities (as defined in the Purchase Agreement), in each case, subject to and in accordance with the terms of the Purchase Agreement; and

WHEREAS, the applicable Service Provider (as defined below) wishes to provide Purchaser with certain services and other assistance on a transitional basis in accordance with the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in the Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties (as defined below), intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Defined Terms.

(a) Unless otherwise defined herein, all capitalized terms used herein shall have the same meanings as set forth in the Purchase Agreement.

(b) The following capitalized terms used in this Agreement shall have the meanings set forth below:

“Additional Services” shall have the meaning set forth in Section 2.1(d).

“Adverse Drug Experience” shall mean any adverse event associated with the use of a drug in humans, whether or not considered drug related, including the following: An adverse event occurring in the course of the use of a drug product in professional practice; an adverse event occurring from drug overdose whether accidental or intentional; an adverse event occurring from drug abuse; an adverse event occurring from drug withdrawal; and any failure of expected pharmacological action.

“Agreement” shall have the meaning set forth in the Preamble.

“Confidential Information” shall have the meaning set forth in Section 6.1(a).

“Customer Notice Letter” shall have the meaning set forth in Appendix A.

“Dispute” shall have the meaning set forth in Section 6.7.

“Effective Date” shall have the meaning set forth in the Preamble.

“Force Majeure” means, with respect to a Party, any of the following events beyond the reasonable control of such Party (or any Person acting on its behalf): acts of God, storms, floods, riots, fires, earthquakes, sabotage, civil commotion or civil unrest, interference by civil or military authorities, riots, insurrections or other hostilities, embargo, fuel or energy shortage, acts of war (declared or undeclared) or armed hostilities or other national or international calamity or one or more acts of terrorism or failure or interruption of networks or energy sources.

“GPO” shall have the meaning set forth in Appendix A.

“Licensee” shall have the meaning set forth in Section 2.9(a).

“Parties” means Purchaser, each Seller and CPI, collectively.

“Party” means, individually, Purchaser, each Seller and CPI.

“Paying Party” shall have the meaning set forth in Section 2.2(c).

“Payee” shall have the meaning set forth in Section 2.2(c).

“Proceeding” shall have the meaning set forth in Section 6.8(b).

“Purchase Agreement” shall have the meaning set forth in the Recitals.

“Purchaser” shall have the meaning set forth in the Preamble.

“Purchaser Contract Manager” shall have the meaning set forth in Section 2.10(a)(i).

“Purchaser Designees” shall have the meaning set forth in Section 2.5.

“Purchaser Parent” shall have the meaning set forth in the Preamble.

“Required Technology” shall have the meaning set forth in Section 2.8(a).

“Seller” and “Sellers” shall have the meanings set forth in the Preamble.

“Seller Parent” shall have the meaning set forth in the Preamble.

“Serious Adverse Experience” means any [REDACTED – commercially sensitive information].

“Service” means each individual service set forth on Appendix A.

“Service Fees” shall have the meaning set forth in Section 2.2(a).

“Service Provider” means, with respect to a particular Service, the Party (i.e., either the Sellers or CPI) that is identified on Appendix A as being the Party that is responsible for providing such Service.

“Service Provider Contract Manager” shall have the meaning set forth in Section 2.10(a)(ii).

“Services Standard” shall have the meaning set forth in Section 2.4.

“Territory” shall mean the United States of America, including Puerto Rico.

“Third Party Provider” means any Person that is not a Party and that a Service Provider causes to provide to the Purchaser a Service in accordance with the terms of this Agreement (but only in such Person’s capacity as the provider of such Service under this Agreement, and not in such Person’s capacity as a service provider to Purchaser under any other agreement between such Person and Purchaser).

“Virus(es)” means any malicious computer code or instructions that have a material adverse effect on the operation, security or integrity of (a) a computing, telecommunications or other electronic operating or processing system or environment, (b) software programs, data, databases or other computer files or libraries or (c) computer hardware, networking devices or telecommunications equipment, including (i) viruses, Trojan horses, time bombs, back door devices, worms or any other software routine or hardware component designed to permit unauthorized access, disable, erase or otherwise harm software, hardware or data or perform any other such harmful or unauthorized actions and (ii) similar malicious code or data.

Section 1.2 Other Definitional Provisions. (a) The words “hereof”, “herein”, “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(c) The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(d) The terms “dollars” and “$” shall mean United States of America dollars.

(e) The term “including” shall mean “including, without limitation.”

(f) When a reference is made in this Agreement to an Article, a Section, or an Appendix, such reference shall be to an Article of, a Section of, or an Appendix to, this Agreement unless otherwise indicated.

ARTICLE II

SERVICES

Section 2.1 Services.

(a) Subject to the terms and conditions of this Agreement: (i) Sellers will provide (or cause a Third Party Provider to provide) to Purchaser each Service for which Sellers are identified on Appendix A as being the Service Provider and (ii) CPI will provide (or cause a Third Party Provider to provide) to Purchaser each Service for which CPI is identified on Appendix A as being the Service Provider.

(b) The Parties acknowledge and agree that, notwithstanding anything to the contrary: (i) Sellers shall be responsible and liable (to the extent provided herein) to Purchaser solely with respect to the Services for which Sellers are identified on Appendix A (as it may be amended pursuant to the provisions of Section 2.1(d)) as being the Service Provider (and not with respect to any Services for which CPI is the Service Provider) and (ii) CPI shall be responsible and liable (to the extent provided herein) to Purchaser solely with respect to the Services for which CPI is identified on Appendix A (as it may be amended pursuant to the provisions of Section 2.1(d)) as being the Service Provider (and not with respect to any Services for which Sellers are the Service Provider).

(c) Each Party will comply with its obligations set forth on Appendix A related to the Services; it being understood that if a task or activity contemplated by Appendix A remains in process and has not been completed as of the date that a Service set forth in Appendix A otherwise terminates, the Service Provider will continue to perform such task until such task is completed or appropriate arrangements have been made to transfer performance or completion of such task to Purchaser.

(d) If, at any time during the term of this Agreement, Purchaser reasonably determines that in order to operate the Business it is necessary for a Service Provider to provide, or cause to be provided, any other services that were being provided by such Service Provider to the Business prior to Closing that are not yet reflected in Appendix A, Purchaser may request such Service Provider to make such services available, or to cause such services to be made available, to Purchaser, and if such service was performed by the Service Provider consistent with Sellers’ past practice in the ordinary course of their respective operation of the Business prior to Closing, such service will be made available to Purchaser as a Service upon Purchaser’s request, provided that, subject to Section 2.1(c), such Service shall not exceed in duration the remaining term of the corresponding category of Services set forth in Appendix A (or, in any event, regardless of the start date for any such Service, a maximum term of six (6) months, as measured from the Closing Date). The Parties will negotiate in good faith mutually-acceptable terms and conditions (including any applicable fees) on which such Service Provider will make such services available to Purchaser, and Appendix A shall be amended to add such services and the mutually-agreed upon terms and conditions related thereto (“Additional Services”) and such Additional Services so provided by any of the Service Providers shall constitute Services under this Agreement and be subject in all respect to the provisions of this Agreement.

Section 2.2 Service Fees; Reimbursement of Expenses.

(a) To the extent that Appendix A provides that a particular Service is subject to the payment of fees and/or reimbursement of expenses by Purchaser (“Service Fees”), Purchaser will pay such Service Fees to the applicable Service Provider, as indicated on Appendix A. Unless otherwise set forth on Appendix A with respect to a particular Service, any Service Fees will be invoiced to Purchaser on a monthly basis. Each such invoice shall set forth detailed payment instructions, along with a reasonably detailed description of such Services and the Service Fees payable with respect to each of such Services. Purchaser will pay all such invoices within thirty (30) days of receipt.

(b) Each Service Provider shall bear all labor costs and overhead of such Service Provider associated with performing the Services for which it is responsible during normal business hours within the applicable time periods set forth on Appendix A. In the event that the Purchaser requests that a Service be provided following the termination of the applicable time periods set forth on Appendix A and the applicable Service Provider agrees to continue to provide such Service, then Purchaser and such Service Provider shall negotiate in good faith mutually-acceptable terms and conditions for the provision of such Service, including any applicable fees, which terms and conditions shall be set forth in an amendment to Appendix A to this Agreement as contemplated by Section 2.1(d).

(c) Any Party (the “Paying Party”) required to make a payment pursuant to this Agreement to the other Party (the “Payee”) shall be entitled to deduct or withhold from the amount payable the Tax for which the Paying Party is liable to deduct or withhold under any provisions of Tax Law. Any invoices submitted by one Party to another Party hereunder shall include VAT or sales Tax as required by applicable Law.

Section 2.3 Exception to Obligation to Provide Services. Without limiting its obligations pursuant to Section 2.4, Service Provider will in no case be obligated to (a) hire any additional employees, (b) maintain the employment of any specific employee, or (c) purchase, lease or license any additional equipment or software, unless any of the actions described in the subclauses (a) through (c) are necessary for Service Provider to satisfy its Service obligations under this Agreement.

Section 2.4 Standard for the Provision of Services. Each Service Provider shall, or shall cause the Third Party Providers to: (a) provide the Services, or cause the Services to be provided, (i) in accordance with all applicable Laws (including specifically all Health Care Laws), (ii) using substantially the same degree of skill, quality and care utilized by the applicable Service Provider in performing such activities for itself and (iii) by persons who are not debarred, restricted, suspended or deemed subject to debarment by the FDA, nor, to applicable Service Provider’s knowledge, subject of a conviction described in, Section 306 of the FDCA or 42 U.S.C. §1320a–7 or any similar debarment or ineligibility provisions applicable to any health care program of a Governmental Authority; and (b) assign sufficient resources and qualified personnel (based on education, training and skill) to perform its obligations under this

Agreement in accordance with the standards set forth in clause (a) (the standard set forth in this sentence, the “Services Standard”).

Section 2.5 Purchaser Designees. Purchaser may designate any of its Affiliates and/or third party contractors to receive and/or otherwise interact with a Service Provider with respect to any one or more of the Services provided by such Service Provider (such designated Affiliates and third party contractors, the “Purchaser Designees”); provided, however, that the Purchaser agrees that all of the Services shall be for the sole use and benefit of the Purchaser.

Section 2.6 Services Provided by Third Party Providers. A Service Provider may cause any Third Party Provider to provide any Services that such Service Provider is responsible for providing; provided, however, that (i) such Services are provided at no additional cost to Purchaser and (ii) such Third Party Provider shall be subject to service standards and confidentiality provisions at least equivalent to those set forth herein and that the applicable Service Provider shall remain primarily responsible and liable for the performance by its Third Party Provider of all of its obligations hereunder with respect to such Services so that such performance is in accordance with the terms and conditions hereof.

Section 2.7 Cooperation. Each Party (on behalf of itself and any Third Party Providers (in the case of Sellers and CPI) and any Purchaser Designees (in the case of Purchaser)) shall use its reasonable best efforts to (a) cooperate with each other Party with respect to the provision of any Service and (b) enable each other Party to provide the Services in accordance with this Agreement. Such cooperation will include: (i) exchanging information relevant to the performance of the Services to be provided hereunder, (ii) good faith efforts to mitigate problems with the work environment interfering with the performance of the Services required hereunder and (iii) requiring personnel, including employees of Third Party Providers (in the case of Sellers and CPI) or Purchaser Designees (in the case of Purchaser), to comply with any security regulations, confidentiality requirements and other published policies of the other Party while on the other Party’s premises (on behalf of itself and any Third Party Providers (in the case of Sellers and CPI) and any Purchaser Designees (in the case of Purchaser)) or when given access to any equipment, computer, software, network or files owned or controlled by the other Party. None of the Parties shall take any action that would interfere with or materially increase the cost, inclusive of Taxes, of any Service Provider in providing any of the Services. Each Service Provider and Purchaser will comply with all applicable Laws, including for greater certainty Tax Laws, governing the Services to be provided hereunder. In the event of an assessment or enquiry by a Taxing authority the Parties shall take reasonable steps, as determined in the sole determination of each Party, to respond to such assessment or enquiry. Each Service Provider and Purchaser will comply with all applicable Laws governing the Services to be provided hereunder.

Section 2.8 Electronic and Other Access.

(a) To the extent that the performance or receipt of Services hereunder requires the Purchaser to have access to any Service Provider’s or any Third Party Provider’s intranet or other computer software, computer networks, hardware, technology or computer-based resources (including third-Person services, e-mail and access to computer networks, database and equipment) (“Required Technology”), the applicable Service Provider shall provide, or cause to be provided, limited access to such Required Technology, subject to the (x)

satisfaction of any reasonable security requirements and (y) ongoing compliance with security, use, Virus protection, disaster recovery, confidentiality and other policies, procedures and limitations of such Service Provider and/or any applicable Third Party Provider, as they may be amended from time to time. The Purchaser shall, and shall cause all of its personnel having access to the Required Technology to, comply with all of the applicable Service Provider’s and any Third Party Provider’s reasonable security guidelines and procedures (including physical security, network access, internet security, confidentiality and personal data security guidelines and procedures) and use, Virus protection, disaster recovery and other policies, procedures and limitations of such Service Provider and any Third Party Providers, as they may be amended from time to time, that are applicable to the provision of any Service.

(b) Purchaser and each Service Provider each shall take, and each Service Provider shall cause any applicable Third Party Provider to take, commercially reasonable measures to ensure that, in connection with any Services provided pursuant to this Agreement, no Virus or similar items are coded or introduced into any other Party’s intranet, computer software, hardware, technology, computer networks or databases. If, in connection with any Services, a Virus is found to have been introduced into such intranet, computer software, hardware, technology, computer networks or databases, Purchaser and the applicable Service Provider shall use, and the applicable Service Provider shall cause any applicable Third Party Provider to use, commercially reasonable efforts to cooperate and to diligently work together with each other to eliminate the effects of such Virus. The Parties shall exercise commercially reasonable care to prevent unauthorized Persons from accessing the Services, or the computer and technology systems or networks of any other Party, Third Party Providers or Purchaser Designees.

Section 2.9 Intellectual Property.

(a) Except as otherwise expressly provided in this Agreement, any Ancillary Agreement or the Purchase Agreement, Purchaser and each Service Provider each shall retain all right, title and interest in and to their respective Intellectual Property and any and all improvements, modifications and derivative works thereof. No license or right, express or implied, is granted under this Agreement by any Service Provider or by Purchaser in or to their respective Intellectual Property, except that, solely to the extent required for the provision or receipt of the Services in accordance with this Agreement, each Service Provider on the one hand, and the Purchaser on the other hand, hereby grants to the other (and (i) in the case of the license granted by Purchaser, to any Third Party Providers and (ii) in the case of the license granted by a Service Provider, to any applicable Purchaser Designees) (each Person granting a license, “Licensor”, and each Person receiving a license, “Licensee”) a non-exclusive, royalty-free, revocable, non-transferable (except as provided in Section 6.4), non-sublicensable license, solely during the term of this Agreement, to internally use any Intellectual Property that is (x) either (1) owned by the Licensor or its Subsidiaries or (2) licensed to the Licensor or its Subsidiaries from third parties and sublicensable in accordance with this Section 2.9(a) without consent or requirement to make any payments, and (y) required for the provision or receipt of the Services in accordance with this Agreement, but only to the extent and for the duration necessary for the Licensee to provide or receive (in the case of the Purchaser only) the applicable Service in accordance with this Agreement. Upon the expiration of such time, or the earlier termination of such Service in accordance with Section 5.1(d), the license to the relevant Intellectual Property will automatically and immediately terminate and be of no further force or effect;

provided, however, that all licenses granted hereunder shall automatically and immediately terminate and be of no further force or effect upon the expiration or earlier termination of this Agreement unless otherwise amended, in accordance with the terms hereof. To the extent the license set forth in this Section 2.9(a) includes any Intellectual Property licensed to the Licensor or its Subsidiaries from third parties, such license is expressly conditioned upon, and subject to, any terms and conditions of any agreement pursuant to which such Intellectual Property is licensed to such Licensor or its Subsidiaries

(b) (i) Without limiting Section 2.9(a), in the event that any Intellectual Property is created solely by a Service Provider in the performance of the Services, all right, title and interest throughout the world in and to all such Intellectual Property shall vest solely in such Service Provider unconditionally and immediately upon such Intellectual Property having been developed, written or produced, unless the Parties agree otherwise in writing; and (ii) each Service Provider shall grant and hereby grants to the Purchaser a non-exclusive, royalty-free, perpetual, irrevocable, transferable license to any records, reports and other work product created or delivered by such Service Provider for the Purchaser in the performance of the Services; provided, however, that any assets, rights, records or other work product conveyed in connection with, or pursuant to, the Services, which constitute Purchased Assets, shall be the sole and exclusive property of the Purchaser and not the Service Providers.

(c) Purchaser and its Affiliates may use, reproduce and display, and CPI, on behalf and itself and its Affiliates, hereby grants to Purchaser and its Affiliates a non-exclusive, paid-up and royalty-free right and license to use, reproduce and display, the NDC Numbers, Trademark Rights and trade dress of CPI and its Affiliates (in each case, excluding any rights that are licensed to Purchaser by Sellers pursuant to Section 6.8(a) of the Purchase Agreement), solely to the extent the foregoing are affixed to (i) the Inventory of finished, packaged Products that are included in the Purchased Assets and/or (ii) quantities of finished, packaged Products that are manufactured, within six (6) months after the Effective Date, for or on behalf of Purchaser or its Affiliates; provided that (A) except for any Products described in the foregoing clauses (i) and (ii), as of the date that is six (6) months after the Effective Date, Purchaser and its Affiliates shall cease and discontinue all use of such Trademark Rights, trade dress and NDC Numbers of CPI and its Affiliates, provided further that, with respect to any Products described in the foregoing clauses (i) and (ii), the license set forth in this Section 2.9(c) shall continue until Purchaser and its Affiliates have disposed of all such Products, and (B) Purchaser shall provide CPI, within a reasonable time, with written notice of the date and expiration date of the last lot of each Product sold that is described in the foregoing clause (ii).

(d) Except as otherwise expressly provided in this Agreement, the Purchase Agreement or in any other Ancillary Agreement, no Party shall have any rights or licenses with respect to any Intellectual Property (including software), hardware or facility of the other Party, expressly, by implication, estoppel, exhaustion or otherwise. All rights and licenses not expressly granted in this Agreement, the Purchase Agreement or in any other Ancillary Agreement are expressly reserved by the relevant Party. Each Party shall from time to time execute any documents and take any other actions reasonably requested by another Party to effectuate the intent of this Section 2.9.

Section 2.10 Primary Points of Contact for this Agreement.

(a) Each Party shall appoint individuals to act as the primary points of operational contact for the administration and operation of this Agreement, as follows:

(i) Each individual appointed by the Purchaser as the primary point of operational contact with respect to a given Service (a “Purchaser Contract Manager”) shall have overall operational responsibility for coordinating, on behalf of the Purchaser, all activities undertaken by the Purchaser and any Purchaser Designees hereunder with respect to such Service, including the performance of the Purchaser’s obligations hereunder, acting as a day-to-day contact with the corresponding Service Provider Contract Manager and making available to the applicable Service Provider and any applicable Third Party Provider the data, facilities, resources and other support services from the Purchaser required for such Service Provider to be able to provide such Service in accordance with the requirements of this Agreement. The initial Purchaser Contract Manager for each Service is identified in Appendix A in the description of such Service. The Purchaser may change a Purchaser Contract Manager from time to time upon written notice to the Sellers pursuant to Section 6.2. The Purchaser shall use commercially reasonable efforts to provide at least thirty (30) days prior written notice of any such change.

(ii) Each individual appointed by the applicable Service Provider as the primary point of operational contact with respect to a given Service (a “Service Provider Contract Manager”) shall have overall operational responsibility for coordinating, on behalf of such Service Provider, all activities undertaken by such Service Provider and any Third Party Providers hereunder with respect to such Service, including the performance of such Service Provider’s obligations hereunder, the coordinating of the provision of such Service with the Purchaser and acting as a day-to-day contact with the corresponding Purchaser Contract Manager with respect to such Service. The initial Service Provider Contract Manager for each Service is identified in Appendix A in the description of such Service. The applicable Service Provider may change a Service Provider Contract Manager from time to time upon written notice to the Purchaser pursuant to Section 6.2. Such Service Provider shall use commercially reasonable efforts to provide at least thirty (30) days prior written notice of any such change.

(b) Purchaser and the applicable Service Provider shall ensure that the applicable Service Provider Contract Managers and the Purchaser Contract Managers shall meet in person or telephonically as frequently as necessary or advisable for the performance of the Parties’ obligations hereunder.

ARTICLE III

WARRANTIES AND COMPLIANCE

Section 3.1 Representations. Each Party represents and warrants to the other Party that it has the power and authority to enter into and perform its obligations under this Agreement and has taken all actions necessary to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform its obligations hereunder.

Section 3.2 Disclaimer of Warranties. EXCEPT AS EXPRESSLY SET FORTH HEREIN, EACH PARTY (ON BEHALF OF ITSELF AND ANY THIRD PARTY PROVIDERS (IN THE CASE OF SELLERS AND CPI) AND ANY PURCHASER DESIGNEES (IN THE CASE OF PURCHASER)) HEREBY ACKNOWLEDGES THAT THE SERVICES ARE FURNISHED WITHOUT WARRANTY OF ANY KIND, WHETHER

EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY IN REGARD TO MERCHANTABILITY OR FITNESS OF THE SERVICES FOR A PARTICULAR PURPOSE. In addition, Purchaser acknowledges and agrees that the Services do not include the exercise of business judgment or general management for Purchaser.

Section 3.3 Compliance with Laws and Regulations. Each Party shall be responsible for its own compliance with any and all Laws applicable to its performance under this Agreement.

ARTICLE IV

LIMITED LIABILITY AND INDEMNIFICATION

Section 4.1 Limited Liability of Service Providers. Notwithstanding anything to the contrary, no Service Provider (or any Third Party Provider that provides Services hereunder) shall have any liability to any Purchaser Indemnified Party or Purchaser Designee, in contract, tort or otherwise, for or in connection with (a) any Services provided or to be provided to Purchaser pursuant to this Agreement or (b) any Service Provider’s or Third Party Provider’s actions or inactions in connection with any such Services referred to in the immediately preceding clause (a); provided, however, that the foregoing limitation of liability will not apply to limit a Service Provider’s liability with respect to: (i) any Loss that a Purchaser Indemnified Party or Purchaser Designee suffers arising from the gross negligence, bad faith or willful misconduct of such Service Provider (or its Third Party Providers) in connection with any such Services, (ii) the indemnity obligations of Sellers under Section 4.2 or (iii) the indemnity obligations of CPI under Section 4.3.

Section 4.2 Indemnification by Sellers. Subject to the limitations set forth in Section 4.5, the Sellers shall indemnify each Purchaser Indemnified Party and Purchaser Designee against, and defend and hold each Purchaser Indemnified Party and Purchaser Designee harmless from, any and all Losses incurred by any Purchaser Indemnified Party or Purchaser Designee to the extent such Losses are caused by or result from (a) the gross negligence, bad faith or willful misconduct by or on behalf of the Sellers in providing any Services for which the Sellers are identified as the Service Provider on Appendix A or (b) the breach by the applicable Seller of any term of this Agreement, including the failure to perform any Services in accordance with the Services Standard (excluding any breach by the applicable Seller related to Services provided under Appendix A-4, to the extent such breach is due to the acts or omissions of a Manufacturer (as defined on Appendix A-4)). For the avoidance of doubt, Sellers’ indemnity obligations do not apply with respect to any matters to the extent covered by CPI’s indemnity obligations under Section 4.3 or to the extent covered by Purchaser’s indemnity obligations under Section 4.4. Sellers and Purchaser acknowledge and agree that Sellers obligations pursuant to this Section 4.2 are in no way intended to diminish or alter Purchaser’s obligations pursuant to the provisions of Article VIII of the Purchase Agreement, it being expressly acknowledged and agreed that Sellers have no obligation to indemnify any Purchaser Indemnified Party pursuant to this provision to the extent any such Loss incurred is indemnifiable pursuant to Section 8.2 of the Purchase Agreement, subject to and in accordance with the provisions of Article VIII of the Purchase Agreement.

Section 4.3 Indemnification by CPI. Subject to the limitations set forth in Section 4.5, CPI shall indemnify each Purchaser Indemnified Party and Purchaser Designee against, and defend and hold each Purchaser Indemnified Party and Purchaser Designee harmless from, any and all Losses incurred by any Purchaser Indemnified Party or Purchaser Designee to the extent such Losses are caused by or result from (a) the gross negligence, bad faith or willful misconduct by or on behalf of CPI in providing any Services for which CPI is identified as the Service Provider on Appendix A or (b) the breach by CPI of any term of this Agreement, including the failure to perform any Services in accordance with the Services Standard. For the avoidance of doubt, CPI’s indemnity obligations do not apply with respect to any matters to the extent covered by Sellers’ indemnity obligations under Section 4.2 or to the extent covered by Purchaser’s indemnity obligations under Section 4.4.

Section 4.4 Indemnification by Purchaser. Subject to the limitations set forth in Section 4.5, the Purchaser shall indemnify each Service Provider and Seller Indemnified Party against, and defend and hold each Service Provider and Seller Indemnified Party harmless from, any and all Losses incurred by any Service Provider, or Seller Indemnified Party to the extent such Losses are caused by or result from (a) any breach of this Agreement by Purchaser, (b) the gross negligence, bad faith or willful misconduct on the part of Purchaser in the performance of Purchaser’s obligations under this Agreement, (c) claims by Third Party Service Providers in the performance of their duties hereunder or (d) the performance of the Services set forth in Appendix A-4; provided, however, that the Purchaser shall not be responsible for any such Losses described in this Section 4.4 for which Sellers or CPI are required to indemnify the Purchaser Indemnified Parties and Purchaser Designees pursuant to Section 4.2 or Section 4.3 or to the extent that such Losses arise from the Sellers’ or CPI’s breach of this Agreement (excluding any breach by the applicable Seller related to Services provided under Appendix A-4, to the extent such breach is due to the acts or omissions of a Manufacturer (as defined on Appendix A-4) and/or any negligence, bad faith or willful misconduct or violation of applicable Law by any Service Provider or Third Party Provider in connection with the provision of the Services. Sellers and Purchaser acknowledge and agree that Purchaser’s obligations pursuant to this Section 4.4 are in no way intended to diminish or alter Sellers’ obligations pursuant to the provisions of Article VIII of the Purchaser Agreement, it being expressly acknowledged and agreed that Purchaser has no obligation to indemnify any Service Provider or Seller Indemnified Party pursuant to this provision to the extent any such Loss is indemnifiable pursuant to Section 8.1 of the Purchase Agreement, subject to and in accordance with the provisions of Article VIII of the Purchase Agreement.

Section 4.5 Additional Limitations on Liability.

(a) [REDACTED – commercially sensitive information]

(b) Nothing contained in this Article IV is intended to, nor shall it be deemed to, limit or alter the indemnification obligations of Sellers or Purchaser pursuant to Article VIII of the Purchase Agreement.

Section 4.6 Procedures. The provisions of Section 8.3 of the Purchase Agreement shall govern indemnification under this ARTICLE IV with respect to Third-Party Claims (with CPI being treated as an Indemnified Party or Indemnifying Party (as applicable) for the purposes of applying such provisions to indemnification under this ARTICLE IV).

ARTICLE V

TERM AND TERMINATION

Section 5.1 Term and Termination.

(a) This Agreement shall commence on the Effective Date and end, with respect to each Service, at the time set forth with respect to such Service on Appendix A or such shorter term if earlier terminated pursuant to the terms of this Agreement (subject to a Service Provider’s obligations with respect to any particular task as described in Section 2.1(c)).

(b) Notwithstanding the term for providing any Service as set forth on Appendix A, this Agreement may be terminated earlier by the Sellers or CPI if the Purchaser or any of its Purchaser Designees is in material breach of the terms of this Agreement and the Purchaser fails to cure such breach within [REDACTED – commercially sensitive information] days of the Sellers or CPI (as applicable) delivering a written notice of such breach to the Purchaser.

(c) Notwithstanding the term for providing any Service as set forth on Appendix A, this Agreement may be terminated earlier by the Purchaser if the Sellers or CPI are in material breach of the terms of this Agreement and the Sellers or CPI fail to cure such breach within [REDACTED – commercially sensitive information] days of the Purchaser delivering a written notice of such breach to the Sellers or CPI.

(d) With respect to any Service:

(i) Purchaser may terminate such Service, in whole but not in part with respect to such Service, for any reason or no reason upon providing at least [REDACTED – commercially sensitive information]days’ prior, written notice to the applicable Service Provider, subject to the obligation to pay any applicable termination charges pursuant to Section 5.2; and

(ii) Purchaser and the applicable Service Provider may terminate such Service, in whole but not in part with respect to such Service: (A) at any time upon prior, written notice to the other Party if such Party has failed to perform any of its material obligations under this Agreement with respect to such Service, and such failure shall continue to exist [REDACTED – commercially sensitive information] days after receipt by the other Party of a written notice of such failure from Purchaser or the applicable Service Provider or (B) immediately upon the other Party’s receipt of written notice from Purchaser or the applicable Service Provider, if the continued performance of such Service would be a violation of any applicable Law.

(e) The Parties agree that the provisions of this Section 5.1 are subject to the provisions of Section 5.4 (Force Majeure) and that a good faith dispute between or among the Parties with respect to the provision of Services or payment therefor shall not be deemed a material breach or a failure to perform a material obligation as contemplated by Section 5.1(b), Section 5.1(c) and Section 5.1(d).

Section 5.2 Termination Charges. Upon early termination of any Service pursuant to Section 5.1(b), Section 5.1(d)(i) or Section 5.1(d)(ii) (initiated by any Service Provider), Purchaser shall pay to the applicable Service Provider such early termination charges as may be payable by such Service Provider to any of its Third Party Providers or other Persons in order to discontinue earlier than originally anticipated the provision of such Service; provided, however, that, except in connection with the fees or obligations described in Appendix A with respect to [REDACTED – commercially sensitive information] (as defined on Appendix A), and the [REDACTED – commercially sensitive information] (as defined on Appendix A) and the Intermediary Services described in Appendix A, in no event will the Purchaser be responsible for any such early termination charges in excess of [REDACTED – commercially sensitive information] in the aggregate, unless any of the Service Providers has previously notified Purchaser in writing of such early termination charges and Purchaser has approved them. Notwithstanding anything to the contrary, in no event will such early termination charge include any internal costs incurred by, or any amounts payable between or among any of the Service Providers. Each Service Provider shall use commercially reasonable efforts to minimize the existence and amount of such early termination charges related to the Services that it is responsible for providing; provided, however, that the foregoing obligations shall not alter or diminish Purchaser’s obligation to pay early termination charges as reasonably determined by Service Providers and such other Third Party Provider in accordance with the terms hereof. All termination charges shall be due and payable to the applicable Service Provider in immediately available funds within [REDACTED – commercially sensitive information]days of the Purchaser’s receipt of any invoice therefor.

Section 5.3 Effect of Termination.

(a) Upon termination of any Service, in whole or in part, in accordance with this Agreement and subject to Section 5.2, the applicable Service Provider will have no further obligation to provide such Service to the extent of its termination, except as provided in Section 2.1(c). The Purchaser shall remain obligated to such Service Provider for any required amounts owed and payable in respect of such terminated Service that was provided prior to the effective date of termination. Except as expressly provided herein, any and all rights to Intellectual Property granted hereunder in connection with the provision of a terminated Service shall automatically and immediately terminate and be of no further force or effect upon such termination. In connection with the termination of any Service, the provisions of this Agreement not relating solely to such terminated Service shall survive any such termination in accordance with the terms hereof.

(b) In connection with any expiration or termination of this Agreement, the following provisions shall continue to survive indefinitely: ARTICLE I (“Definitions”), Section 2.9(b), Section 3.1 (“Disclaimer of Warranties”), ARTICLE IV (“Limited Liability and Indemnification”), Section 5.2 (“Termination Charges”), Section 5.3 (“Effect of Termination”) and ARTICLE VI (“General Provisions”). Section 2.9(c) and Appendix A-4 shall survive any expiration or termination of this Agreement in accordance with their respective terms and conditions.

Section 5.4 Force Majeure.

(a) No Party (or any Person acting on its behalf) shall have any liability or responsibility for any interruption, delay or other failure to fulfill any obligation (other than a payment obligation) under this Agreement so long as and to the extent to which the fulfillment of such obligation is prevented, frustrated, hindered or delayed as a consequence of circumstances of a Force Majeure, provided that such Party (or such Person) shall have exercised commercially reasonable efforts to minimize the effect of a Force Majeure on its obligations. In the event of an occurrence of a Force Majeure, the Party whose performance is affected thereby shall give written notice of suspension as soon as reasonably practicable to the other Party (but in any event within forty-eight (48) hours of such Force Majeure) stating the date and extent of such suspension and the cause thereof, and such Party shall resume the performance of such obligations as soon as reasonably practicable upon the cessation of such Force Majeure and its effects. The suspension of performance due to a Force Majeure shall be of no greater scope and of no longer duration than is necessary. The Party suffering a Force Majeure shall use commercially reasonable efforts to mitigate the effects of the Force Majeure and remedy its inability to perform and the applicable termination date set forth in Appendix A for any affected Service shall extend automatically for a period of time equal to the duration of the suspension of performance of the Service.

(b) During the period of a Force Majeure, the Purchaser shall be entitled to seek an alternative service provider at its own cost with respect to the Services affected. If a Force Majeure shall continue to exist for more than [REDACTED – commercially sensitive information] consecutive days, then the Parties shall meet to discuss and negotiate in good faith what modifications to this Agreement should result from the cause(s) of such Force Majeure. No Party shall be liable for the nonperformance or delay in performance of its respective obligations under this Agreement due to Force Majeure.

ARTICLE VI

GENERAL PROVISIONS

Section 6.1 Treatment of Confidential Information.

(a) From and after the Closing, each Party, shall, and shall cause their respective authorized representatives to, maintain in confidence. treat as confidential and safeguard any and all information, knowledge and data relating to or obtained from the other Party (including information regarding the other Party’s and its Affiliates’ business, employees, development plans, programs, documentation, techniques, customer lists, supplier lists, trade secrets, designs, product formulations, product specifications, systems, know-how or any other proprietary or confidential information, however recorded or preserved, whether written or oral) in connection with or pursuant to this Agreement (“Confidential Information”), by using the same degree of care, but no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such information, knowledge and data as any Party used with respect thereto prior to the execution of this Agreement; except that the foregoing requirements of this Section 6.1(a) shall not apply to the extent that (i) any such information is or becomes generally available to the public other than through an act of any other Party or any of its representatives; (ii) any such information (including any report, statement, testimony or other submission to a Governmental Authority) is required by applicable Law, Governmental Order or such Governmental Authority to be disclosed, after prior notice has been given to the other Party to the extent such notice is not prohibited by applicable Law; provided further, that such Party shall (A) use commercially reasonable efforts to obtain, at the request of the Party whose Confidential Information is affected, a protective order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed and (B) disclose only such portion of the Confidential Information as is strictly required by Law; or (iii) any such information was or becomes available to such Party on a non-confidential basis and from a source (other than a Party hereto or any authorized representative of such Party) that is not bound by a confidentiality agreement with respect to such information. Any Party receiving Confidential Information of another Party may use such Confidential Information only for the purposes of fulfilling its obligations under this Agreement. Each of the Parties hereto shall instruct its authorized representatives having access to such information of the obligations in this Section 6.1(a).

(b) Each Party agrees, upon written request therefor to promptly return or destroy (at its option) all Confidential Information of the requesting Party. If such Confidential Information is destroyed, the destroying Party shall notify the other Party of such destruction in writing. Notwithstanding the foregoing, upon the termination of this Agreement, the Parties shall cooperate, and Service Providers shall use commercially reasonable efforts to cause any Third Party Providers and representatives to cooperate, to support any transfer (to the extent not previously transferred) to Purchaser of, at Purchaser’s cost, any Confidential Information relating to the Purchased Assets not previously transferred to Purchaser through the Services.

Section 6.2 Notices. All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the Party for whom it is intended, if delivered by registered or certified mail, return receipt requested, or by a national courier service, or if sent by facsimile, provided that the facsimile is promptly confirmed by telephone confirmation thereof, to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person:

To either Seller:

Covis Pharma S.à.r.l. and Covis Injectables S.à.r.l

[REDACTED – personal information]

[REDACTED – personal information]

Telephone: [REDACTED – personal information]

Facsimile: [REDACTED – personal information]

Attn: [REDACTED – personal information]

with a copy (which shall not constitute notice) to:

Lowenstein Sandler LLP

[REDACTED – personal information]

[REDACTED – personal information]

[REDACTED – personal information]

Telephone: [REDACTED – personal information]

Facsimile: [REDACTED – personal information]

Attn: [REDACTED – personal information]

and a copy (which shall not constitute notice) to:

Cerberus Capital Management, L.P.

[REDACTED – personal information]

[REDACTED – personal information]

[REDACTED – personal information]

Telephone: [REDACTED – personal information]

Facsimile: [REDACTED – personal information]

Attn: [REDACTED – personal information]

to CPI:

Covis Pharmaceuticals, Inc.

[REDACTED – personal information]

[REDACTED – personal information]

[REDACTED – personal information]

Telephone: [REDACTED – personal information]

Facsimile: [REDACTED – personal information]

Attn: [REDACTED – personal information]

with a copy (which shall not constitute notice) to:

Cerberus Capital Management, L.P.

[REDACTED – personal information]

[REDACTED – personal information]

[REDACTED – personal information]

Telephone: [REDACTED – personal information]

Facsimile: [REDACTED – personal information]

Attn: [REDACTED – personal information]

to Purchaser:

Concordia Pharmaceuticals Inc.

[REDACTED – personal information]

[REDACTED – personal information]

[REDACTED – personal information]

Telephone: [REDACTED – personal information]

Facsimile: [REDACTED – personal information]

Attn: [REDACTED – personal information]

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

[REDACTED – personal information]

[REDACTED – personal information]

[REDACTED – personal information]

Telephone: [REDACTED – personal information]

Facsimile: [REDACTED – personal information]

Attn: [REDACTED – personal information]

Section 6.3 Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Purchaser and Sellers (and, to the extent affecting CPI, also signed by CPI), or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 6.4 Assignment. No Party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other Parties; provided that nothing in the foregoing shall prohibit Purchaser from making any assignment (i) to any of its Affiliates so long as such Affiliate agrees in writing to be bound by all of the terms, conditions and provisions contained in this Agreement provided, further, no such assignment shall release Purchaser from its obligations under this Agreement; and (ii) to any successors to all or substantially all of the business and assets of Purchaser, whether in a merger, consolidation, sale of substantially all assets or other similar transaction. Any purported assignment, hypothecation or transfer in breach of this Section 6.4 shall be null and void. This Agreement shall be binding upon, and shall inure to the benefit of, and be enforceable by the Parties hereto and their successors and permitted assigns.

Section 6.5 Entire Agreement. This Agreement (including all Appendices hereto) and the Purchase Agreement contains the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters (except that this Agreement supersedes the summary of principal terms set forth on Exhibit C to the Purchase Agreement and the provisions set forth in Section 6.17(a) (Product Returns), Section 6.17(b) (Rebates) and Section 6.17(c) (Chargeback Claims) of the Purchase Agreement)).

Section 6.6 Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Purchaser, Sellers, CPI or their successors or permitted assigns, any rights or remedies under or by reason of this Agreement, provided, that the provisions of ARTICLE IV shall inure to the benefit of the Parties, the Purchaser Indemnified Parties, the Seller Indemnified Parties, the Third Party Providers and the Purchaser Designees, as applicable.

Section 6.7 Dispute Resolution. In the event of any dispute, controversy or claim arising out of or relating to the transactions contemplated by this Agreement, or the validity, interpretation, breach or termination of any provision of this Agreement, or calculation or allocation of the costs of any Service, including claims seeking redress or asserting rights under any Law (each, a “Dispute”), the disputing Party shall deliver a notice setting forth the basis for the dispute in reasonable detail to the affected Party or Parties. The Parties agree that the applicable Service Provider Contract Manager and the applicable Purchaser Contract Manager shall negotiate in good faith in an attempt to resolve such Dispute amicably. If the Dispute has not been resolved to the mutual satisfaction of the Parties within [REDACTED – commercially sensitive information] days after the initial notice of the Dispute has been given (or such longer period as the Parties may agree), then, [REDACTED – personal information] on behalf of the Sellers and [REDACTED – personal information] on behalf of the Purchaser (and, to the extent the Dispute relates to CPI, [REDACTED – personal information] on behalf of CPI) shall negotiate in good faith in an attempt to resolve such Dispute amicably for an additional

[REDACTED – commercially sensitive information] days (or such longer period as such parties may agree). If at the end of such time such Persons are unable to resolve such Dispute amicably, the Parties may pursue any other rights, remedies or actions that may be available to them under this Agreement or at Law.

Section 6.8 Governing Law; Jurisdiction.

(a) This Agreement and its negotiation, execution, performance or non-performance, interpretation, termination, construction and all claims or causes of action (whether in contract, in tort, at law or otherwise) that may be based upon, arise out of, or relate to this Agreement, or the transactions contemplated hereby (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in connection with this Agreement or as an inducement to enter this Agreement), shall be exclusively governed by, and construed in accordance with, the Laws of the State of Delaware regardless of Laws that might otherwise govern under any applicable conflict of Laws principles.

(b) Subject to Section 6.7, any claim, demand, suit, action, cause of action, or proceeding (whether in contract, in tort, at law, or otherwise) (each, a “Proceeding”) based upon, arising out of, or related to this Agreement and its negotiation, execution, performance, non-performance, interpretation, termination, construction or the transactions contemplated hereby shall be heard and determined in the Court of Chancery in the City of Wilmington, New Castle County, Delaware or, in the event such court lacks subject matter jurisdiction, the United States District Court sitting in Wilmington, Delaware or, in the event such federal district court lacks subject matter jurisdiction, then in the Superior Court in the City of Wilmington, New Castle County, Delaware. The Parties hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such Proceeding and irrevocably and unconditionally waive the defense of an inconvenient forum, or lack of jurisdiction to the maintenance of any such Proceeding. The consents to jurisdiction and venue set forth herein shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 6.8 and shall not be deemed to confer rights on any Person other than the Parties. Each Party agrees that the service of process upon such Party in any Proceeding arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 6.2. Each of the Parties also agrees that any final, non-appealable judgment against a Party in connection with any Proceeding arising out of or relating to this Agreement shall be conclusive and binding on such Party and that such award or judgment may be enforced in any court of competent jurisdiction, either within or outside of the United States. A certified or exemplified copy of such award or judgment shall be conclusive evidence of the fact and amount of such award or judgment.

Section 6.9 WAIVER OF JURY TRIAL. TO THE FULLEST EXTENT PERMITTED BY LAW, THE PARTIES HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY PROCEEDING (WHETHER IN CONTRACT, IN TORT, AT LAW OR OTHERWISE) BASED UPON, ARISING OUT OF, OR RELATED TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY

CLAIMS AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THE PARTIES ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. THE PARTIES FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE TRANSACTIONS CONTEMPLATED HEREBY. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

Section 6.10 Specific Performance. The Parties agree that irreparable damage may occur in the event that the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each Party agrees that, in the event of any breach or threatened breach by any other Party of any covenant or obligation contained in this Agreement, the non-breaching Party shall be entitled (in addition to any other remedy that may be available to it, whether in law or equity) to a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and an injunction restraining such breach or threatened breach.

Section 6.11 No Agency. Nothing in this Agreement shall be deemed in any way or for any purpose to constitute any Party acting as an agent of another unaffiliated Party in the conduct of such other Party’s business. Sellers, CPI and any Third Party Providers of any Service hereunder shall act as an independent contractor and not as the agent of the Purchaser or any Purchaser Designee in performing such Service.

Section 6.12 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic .pdf submission), each of which shall be deemed an original, and all of which shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy or otherwise) to the other Party, it being understood that both Parties need not sign the same counterpart.

Section 6.13 Headings. The heading references herein are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

Section 6.14 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any term or other provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid, illegal or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons, entities or circumstances shall not be affected by such invalidity, illegality or unenforceability, nor shall such invalidity, illegality or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 6.15 Mutual Drafting. The Parties are sophisticated and have been represented by lawyers throughout the transactions contemplated hereby who have carefully negotiated the provisions hereof. As a consequence, the Parties do not intend that the presumptions set forth in Laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement or any Schedule or Appendix hereto, and therefore, waive their effects.

[Remainder of The Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have executed or caused this Agreement to be executed as of the date first written above.

SERVICE PROVIDERS:

COVIS PHARMA S.À.R.L.,
Acting through its Zug Branch

By:	[REDACTED – personal information]
[REDACTED – personal information]

COVIS INJECTABLES S.À.R.L.,
Acting through its Zug Branch

By:	[REDACTED – personal information]
[REDACTED – personal information]

COVIS PHARMACEUTICALS, INC.

By:	[REDACTED – personal information]
[REDACTED – personal information]

PURCHASER:

CONCORDIA PHARMACEUTICALS INC.

By:	[REDACTED – personal information]
[REDACTED – personal information]

[Signature Page to Transition Services Agreement]

APPENDIX A

SERVICES

[REDACTED – personal information and commercially sensitive information]

A-1